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                          VeraSun Energy Corporation
                               100 22nd Avenue
                        Brookings, South Dakota  57006

                                July 14, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:    VeraSun Energy Corporation
             Registration Statement on Form S-4
             File No. 333-133342

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VeraSun Energy Corporation (the "Company") hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m., Eastern Time, on July 18, 2006, or as soon thereafter as practicable.

        The Company acknowledges that:

        - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        - the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                      VeraSun Energy Corporation



                                                      By: /s/ Donald L. Endres
                                                      -------------------------
                                                      Donald L. Endres
                                                      Chief Executive Officer